Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)


            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                           (Amendment No. __________)


                                  CHATCOM, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    161723101
                                 (CUSIP Number)

                                  March 6, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_| Rule 13d-1(b)

        |X| Rule 13d-1(c)

        |_| Rule 13d-1(d)







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CUSIP No. 161723101                     13G                    Page 2 of 5 Pages

1.       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Barry Michael Saxe

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) |_|

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION - United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

         5.       SOLE VOTING POWER - 1,200,373

         6.       SHARED VOTING POWER - 0

         7.       SOLE DISPOSITIVE POWER - 1,200,373

         8.       SHARED DISPOSITIVE POWER - 0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,200,373

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES*                                                    |_|

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 - 7.6%

12.      TYPE OF REPORTING PERSON*                   IN




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                                                               Page 3 of 5 Pages


Item 1(a).  Name of Issuer:

            Chatcom, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            9600 Topanga Canyon Boulevard
            Chatsworth, California 91311

Item 2(a).  Name of Person Filing:

            Barry Michael Saxe

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Residence address is MacDaniel Road, Shady, NY 12409

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class Securities:

            Common Stock, no par value

Item 2(e).  CUSIP Number:

            161723101

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Exchange
                Act.

        (b) |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c) |_| Insurance company as defined in Section 3(a)(19) of the Exchange Act.

        (d) |_| Investment company registered under Section 8 of the Investment Company Act.




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                                                               Page 4 of 5 Pages


       (e) |_| An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

       (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

       (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

       (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

       (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

       (j) |_| Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

       If this statement is filed pursuant to Rule 13d-1(c), check this box (X)

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned: 1,200,373 shares. Mr. Saxe disclaims beneficial ownership of 238,095 shares reported on this Schedule 13-G which he does not currently own, but which he has the right to purchase.

       (b) Percent of class 7.6%. Based upon outstanding shares of Common Stock, warrants, and convertible securities, as reported in the issuer's Form 10-QSB for the quarter ended December 31, 1997.

       (c)  Number of shares as to which such person has:

       (i)  Sole power to vote or to direct the vote - 1,200,373 shares

       (ii) Shared power to vote or to direct the vote - 0

       (iii) Sole power to dispose or to direct the disposition of - 1,200,373 shares

       (iv) Shared power to dispose or to direct the disposition of - 0






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                                                               Page 5 of 5 Pages


Item 5.  Ownership of Five Percent or Less of a Class.  Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group. Not applicable.

Item 9.   Notice of Dissolution of Group.  Not applicable.

Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 March 20, 1998
                                                 ----------------------
                                                 (Date)


                                                 /s/ Barry Saxe
                                                 ----------------------
                                                 (Signature)


                                                 Barry Saxe
                                                 ----------------------
                                                 (Name/Title)